Exhibit 1

PERION & CONDUIT’S “CLIENT CONNECT” COMBINE
TO CREATE INDUSTRY LEADER

Pro Forma Non-GAAP Trailing 12 Month Revenue of $367 Million
and EBITDA of $109 Million

Tel Aviv and Foster City – September 16, 2013 – Perion Network Ltd. (NASDAQ: PERI), and Conduit Ltd., a privately-held corporation, today announced an agreement to combine Conduit’s Client Connect business (“Client Connect”) with Perion in an all-stock transaction,  establishing Perion as a significant force in the search distribution industry.

The immediately accretive combination will create a fast-growing, “top tier” search distribution company, generating $367 million in pro forma non-GAAP revenue and $109 million in pro forma EBITDA for the 12 months ended June 30, 2013. The newly combined Perion operation will represent more than 260,000 publisher and content partners.

Josef Mandelbaum, Perion’s CEO, commented, “This is a transformational event for our company, and a powerful combination for our employees and shareholders.  This is truly a case where one plus one equals three.  Our businesses complement each other and will enable us to increase investment in our monetization and distribution platform, mobile efforts, display advertising and product innovation. I am very happy to welcome all the talented Client Connect employees to Perion and look forward to continuing to build on the great success they have achieved to date.”

Ronen Shilo, CEO and co-founder of Conduit, added, “We couldn’t be happier with this combination. Perion is a thriving, public company that shares our values of entrepreneurship and integrity. I have known Josef for a long time, and I can think of no one better equipped to take Client Connect forward.”

Conduit will spin off its Client Connect business, which includes its monetization and distribution platform for publishers and developers. Under the agreement, the spin-off company will be combined with Perion, which upon closing will issue to Conduit shareholders between 57-60 million shares, based on Perion’s fully diluted share count at closing. Following the closing, Perion will be owned 81% by the existing Conduit shareholders and option holders and 19% by existing Perion shareholders and option holders, on a fully diluted basis.

The combined organization will be led by Josef Mandelbaum, Perion’s current Chief Executive Officer, and Yacov Kaufman, Perion’s current Chief Financial Officer, who will continue to serve in those capacities. Josh Wine will join Perion as President and continue to lead the Client Connect business. Dror Erez, co-founder of Conduit, and Roy Gen, Conduit’s CFO, will join Perion’s Board of Directors at closing.

This combination is the product of Conduit’s decision to spin off Client Connect, its monetization business, and Perion’s growth strategy through acquisitions. Conduit will continue to operate and invest in its high growth emerging businesses which are not part of the transaction; they include its U browser ecosystem and Conduit Mobile, a fast-growing DIY app-creation platform.

Highlights of the combination include:

•	Substantially increased scale: The combined business will represent a top-three search distribution company responsible for over 2% of searches in the U.S.
•	Strong Financials: As of June 30, 2013, non-GAAP pro forma trailing 12-month revenue of $367 million, EBITDA of $109 million and non-GAAP net income of $93 million.
•	Significant synergies: Shared cultures, revenue optimization opportunities, cost efficiencies and complementary assets, including an extensive partner network and strong media buying capabilities.
•	Accelerated Growth: With the addition of the Client Connect business, Perion will now have the platform and resources to further accelerate its product development as well as its distribution network.

Combined Metrics (non-GAAP)

Pro-forma Trailing 12 Months ended 6/30/13*
In thousands ($US)	Perion*	Client Connect*	Combined
Revenue	$89,700	$277,500	$367,200
EBITDA	$20,900	$88,500	$109,400
EBITDA margin	23%	32%	30%
Net income	$15,500	$77,000	$92,500

*   The pro forma combined metrics are presented for informational purposes only. They are not necessarily indicative of the results of operations had the transaction been completed at the beginning of the indicated period, nor are they necessarily indicative of the future results of operations of the combined entity. Reconciliation to GAAP unaudited numbers follows below.

Michael Eisenberg, General Partner at Benchmark Capital and an early investor in Conduit, commented, “This is an exceptional opportunity for shareholders of both companies. Perion’s leadership has proven its ability to create significant value. They are now poised to become the partner of choice for developers large and small to distribute and monetize their innovations. I am very excited for the future.”

The transaction is scheduled to close in early January 2014, subject to a vote of Perion’s shareholders scheduled for November 2013, as well as customary closing conditions, tax rulings and approvals of governmental authorities. Various lock-up provisions are in place for major shareholders, and no single shareholder will own more than 14% of the shares outstanding post-closing.

UBS Investment Bank acted as exclusive financial advisor and Goldfarb Seligman and Kramer Levin Naftalis and Frankel LLP acted as legal advisors to Perion. RBC Capital Markets provided a fairness opinion to the Board of Directors of Perion.

Conference Call
Perion will host a conference call to discuss this combination, today, September 16th at 11 a.m. EST (6 p.m. Israel Time). Details are as follows:

•	Dial-in number from within the United States: 1-877-719-9796
•	Dial-in number from Israel: 180-925-8243
•	Dial-in number (other international): 1-719-325-4839
•	Playback, available until September 23, 2013 by calling 1-877-870-5176 (United States) or 1-858-384-5517 (international). Please use pin number 8117730 for the replay.

A live webcast is accessible at http://public.viavid.com/index.php?id=106045 or at http://www.perion.com/events-presentations.

In connection with the proposed transaction, Perion will prepare a proxy statement to be delivered to its shareholders. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement and other documents may be obtained for free by directing such request to Perion Investor Relations, telephone:  +972-3-7696100 or on the Company’s Web site at www.perion.com.

About Conduit

Conduit© provides cloud-based solutions that empower web and mobile publishers to engage their users across multiple platforms. From Community Toolbars and mobile apps to mobile-friendly sites and web bars, the company’s products enable publishers to constantly connect with their users wherever they are. Founded in 2005, Conduit has grown in just eight short years to be one of Israel’s largest Internet companies. Today, hundreds of thousands of publishers of all sizes leverage the company’s innovative solutions to generate billions of interactions with over 250 million end users. Some of Conduit’s partners include Groupon, Fox News, Time Warner Cable, Travelocity, The Weather Channel, and other major Internet, media, and communication brands.

About Perion Network Ltd.

Perion Network, Ltd. (NASDAQ: PERI) is a global consumer internet company that develops applications to make the online experience of its users simple, safe and enjoyable. Perion’s three main consumer brands are: Incredimail, Smilebox and SweetIM. Incredimail is a unified messaging application enabling consumers to manage multiple email accounts and Facebook messages in one place with an easy-to-use interface and extensive personalization features, and is available in over 100 countries in 8 languages; Smilebox is a leading photo sharing and social expression product and service that quickly turn life's moments into digital keepsakes for sharing and connecting with friends and family, in a fun and personal way.  SweetIM is an instant messaging application that enables consumers to personalize their everyday communications with free, fun and easy to use content. Perion products have had over 300 million downloads to date with more than 50 million monthly unique visitors across all of its brands. Perion also offers and develops a range of products for mobile phones and tablets to answer its users increasing mobile demands. For more information on Perion please visit http://www.perion.com.

Non-GAAP measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: certain search revenue adjustment, valuation adjustment on acquired deferred product revenues, amortization of acquired intangible assets, share-based compensation expenses, acquisition related expenses, accretion of payment obligation related to acquisitions, and taxes on amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of performance exclusive of revenue conditions known not to continue, non-cash charges and other items that are considered by management to be outside of core operating results. Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with financial statements prepared in accordance with GAAP. The management regularly uses non-GAAP financial measures internally to understand, manage and evaluate its business and make operating decisions. These non-GAAP measures are among the primary factors used by the management in planning for and forecasting future periods. Company believes these adjustments are useful to investors as a measure of the ongoing performance of Perion business. Company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand Perion current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion  to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure of any closing conditions to be satisfied and the failure of the proposed transaction to be consummated for any other reason, the failure to realize the anticipated benefits of the proposed transaction; risks entailed in integrating the Client Connect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert  management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction,  and general risks associated with the businesses of Perion and with the Client Connect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F/A for the year ended December 31, 2012. Perion does not assume any obligation to update these forward-looking statements.

Contact Information, Perion:
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Contact Information, Conduit:
Matthew W. Caldecutt
DKC Public Relations, Marketing & Government Affairs
261 Fifth Avenue, New York, NY  10016
Tel: (917) 698-0810
matthew_caldecutt@dkcnews.com

Source: Perion Network Ltd.

PERION NETWORK LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands, unaudited

Twelve months ended June 30, 2013

GAAP revenue	$89,586
Valuation adjustment on acquired deferred product revenues	$64
Non-GAAP revenue	$89,650

GAAP net income	$6,016
Valuation adjustment on acquired deferred product revenues	$64
Share based compensation	$1,244
Acquisition related expenses	$1,891
Amortization of acquired intangible assets	$6,178
Accretion of payment obligation related to acquisitions	$651
Taxes on amortization of acquired intangible assets	$(576)
Non-GAAP net income	$15,468

Non-GAAP net income	$15,468
Income tax expense	$3,390
Taxes on amortization of acquired intangible assets	$576
Interest expense, net	$779
Accretion of payment obligation related to acquisitions	$(651)
Depreciation and amortization	$1,325
Non-GAAP EBITDA	$20,887

CONDUIT LTD’s CLIENT CONNECT OPERATIONS
RECONCILIATION OF PRO-FORMA GAAP TO PRO-FORMA NON-GAAP RESULTS

U.S. dollars in thousands, unaudited

Twelve months ended June 30, 2013

GAAP revenue	$437,735
Search revenue adjustment	$160,234
Non-GAAP revenue	$277,501

GAAP operating income	$242,640
Search revenue adjustment	$160,234
Share-based compensation	$4,169
Non-GAAP operating income	$86,575

GAAP net income	$195,601
Operating income adjustments	$$156,065
Taxes on operating income adjustments	$(37,681)
Non-GAAP net income	$77,217

Non-GAAP operating income	$86,575
Depreciation	$1,973
Non-GAAP EBITDA	$88,548